Exhibit 99.1

                            Explanation of Responses


(1) The shares of the common stock, no par value per share (the "Common Stock"), of ZymoGenetics, Inc. (the "Issuer") to which this Form 4 relates are directly held by Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and two affiliated partnerships organized under Netherlands law, Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (together, "WPEP"). Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners"). WP Partners is the general partner of WPEP. WPEP is managed by Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPEP, WP and WP Partners, the "Warburg Pincus Entities"). Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities. Messrs. Kaye and Landy disclaim beneficial ownership of the Common Stock held by WPEP, except to the extent of any indirect pecuniary interest therein.

(2) Jonathan S. Leff, a director of the Issuer, is a General Partner of WP and a Managing Director and Member of WP LLC, and therefore, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange
Act) in an indeterminate portion of the Common Stock held by WPEP. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus Entities. Mr. Leff disclaims beneficial ownership of the Common Stock held by the Warburg Pincus Entities.